Mikros Systems Corporation

                               1997 Annual Report

TO OUR SHAREHOLDERS:

1997 marked a challenging year for Mikros. We initialized new commercial applications and continued to strengthen our relationship with Safeguard Scientifics, Inc. Mikros reported a loss of $605,000 on revenues of $5,097,000 for the year ended December 31, 1997, compared to a loss of $1,447,000 on revenues of $859,000 for 1996. Although we entered 1997 with a record backlog the continued heavy investment in both the defense and commercial programs took its toll on the Company's cash position. Thus the Mikros Board of Directors elected to sell the defense business after considering the results of operations, and the need to prioritize the Company's resources.

Mikros entered negotiations in late 1997 for the sale of its defense business to General Atronics Corporation (GAC) of Wyndmoor, PA. Completed in April, 1998, Mikros received $600,000 in cash and $1,000,000 in engineering services for development of commercial products for the Company. Mikros also receives a 2% royalty on all military Data Terminal Sets GAC sells in the U.S. or international over the next four years. GAC subsequently hired several Mikros engineers.

After the sale, your Board of Directors decided to more aggressively pursue the effective use of our patented AM Radio Digital Data Transmission system. As a result, this development is presently being executed at GAC, with the team of former Mikros engineers.

Mikros continues to have a strong strategic relationship with Safeguard Scientifics, Inc. of Wayne, PA. The AM Radio Data Transmission technology will be marketed through Mobile Broadcasting Corporation (MBC), a company jointly owned by Safeguard Scientifics and Mikros. The expenditure of $500,000 of our engineering credits at GAC has resulted in Mikros' ownership of MBC being increased to 50% with Safeguard owning the other 50%.

Successful progress in the development of the AM technology has taken us through the planned laboratory phase and is expected to proceed to live testing at two radio stations during the fourth quarter of 1998. We believe these empirical tests will demonstrate simultaneous transmission of the normal radio signal and the new digital signal.

We believe this high speed digital radio development has positioned the Company at the very cutting edge of digital radio. The goal of this program is to offer a product that will provide an inexpensive wireless data delivery system for mobile and portable applications such as car radios and pagers.

We look forward to the continued challenges that we face in the year ahead. We would like to thank you for your continued support.

Sincerely,


Thomas J. Meaney
President and Chairman of the Board

Description of Business

Mikros Systems Corporation was founded in 1978 in Albany, New York to exploit microprocessor technology developed at the General Electric Research and Development Center. The Company was incorporated under the laws of the State of Delaware in 1978 and acquired all rights of General Electric Venture Capital Corp., a subsidiary of General Electric Company, to certain microcomputer technology. The Company's headquarters are located at 707 Alexander Road, Suite 208, Princeton, New Jersey; telephone (609)987-1513.

Mikros Systems Corporation became an established US Navy defense contractor in 1987 and continued to supply advanced technology and equipment for ten years to the US Navy and Air Force. The Company was capitalized with more than $15 million to engage in engineering and manufacturing for these customers supplying advanced communication equipment using cutting edge technology.

The knowledge base and proprietary technology developed was recognized as applicable to the rapidly expanding wireless business in the commercial sector. The rigorous radio transmission environment as well as the challenges of underwater signal processing required Mikros employees to invent new methods to optimize the bandwidth for a higher data throughput.

In 1995, the Company decided to also pursue commercial contracts which would employ these advanced techniques to enhance the data transmission rates in the AM and FM radio spectrum.

In 1996, Safeguard Scientifics (Delaware), Inc., invested $1 million in Mikros in exchange for 10% ownership in the Company. At the same time, Mobile Broadcasting Corporation (MBC) was created to exploit the AM radio technology, particularly in mobile or portable platforms such as automobiles. Initially, Safeguard invested $1 million in MBC for 75% ownership whereas Mikros owned the remaining 25%. Mikros share in MBC was subsequently diluted to 18%, as a result of an additional capital investment of $1,200,000 by Safeguard. (see Note B of Notes to Financial Statements).

Data Design and Development Corporation (3D) was also founded in 1996 as part of the Safeguard Scientific agreement and retains ownership of the AM and FM technology. 3D has licensed the FM technology rights in North America to Mikros and the AM technology rights in North America to MBC. Mikros owns 1/3 of 3D, certain Mikros shareholders own another 1/3, and Safeguard owns the remaining 1/3.

The Common Shipboard Data Terminal System contract consumed most of the technical resources of the Company in 1997. The contract with the US Navy provided for the purchase of units periodically over the life of the contract. The delivery of the initial units under the contract resulted in a severe negative cash flow. This limitation of resources and the delays in the initial delivery of units hampered the Company's ability to market such systems internationally.


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

As a result, the Company's Board of Directors determined that it would be in the best interest of the shareholders to sell the government contracts and use the proceeds to focus exclusively on the commercial contracts, particularly the AM radio data casting.

Mikros entered negotiations in late 1997 for the sale of the military contracts to General Atronics Corporation (GAC). The resulting transaction included a $600,000 cash payment and a 2% royalty to be paid to Mikros over four years on all data terminal set sales. In addition, GAC is obligated to supply $1 million in engineering services to Mikros which will be expended on the AM data program with MBC. The Company believes these development efforts should yield preliminary laboratory test results in October, 1998, and allow commencement of alpha field trials at AM radio stations in November 1998.

Mikros commercial business assets now consist of both the original FM technology and the AM Radio technology. Continued development of the FM technology has been postponed in order to direct all of the Company's resources to the AM Radio technology.

The initial customer for the AM technology is MBC. MBC has the North American rights and will be the first customer to apply the Mikros technology. 3D Corporation owns the rights for other parts of the world and will license the rights to MBC, Mikros or others.

Management believes Mikros program to develop high speed digital radio has positioned the Company at the very cutting edge of digital radio. Digital radio has been under development for a number of years by some corporations. The proposed Mikros approach has the prospect of delivery of the data in a robust manner that will have the same signal strength as the basic radio signal.

The digital radio system Mikros is developing for AM radio data transmission will allow simultaneous broadcasting of the present radio signal with a digital channel to be used for the high quality FM music or additional clear voice channels. This will be accomplished with no disturbance to the existing radio channel. In effect the radio broadcaster will be able to provide more channels or equivalent stations from the same radio transmitters. This system will require a minor modification to the radio station transmitter which will not require new FCC approval if the adjacent channel interference is avoided.

While the new technology can be made available to all AM receivers, initially, the automotive market will be addressed due to its size and its dependence on wireless transmissions. A car radio equipped with the proposed AM technology will be able to receive a variety of additional information such as traffic alerts, weather, sports and financial information, books on tape. The Company believes that eventually the digital receiver will be supplied in radios from the original equipment manufacturer.




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

Other companies are pursuing compact disk quality sound for car radios by using a constellation of satellites to relay the data to the car. However, there are 5500 AM radio stations in the United States. Therefore, management believes its technology is a low cost solution for the broadcasters using the existing AM radio infrastructure.

Marketing

The Company is focused on developing interest in its AM technology. Other than its relationship with MBC, there are no other programs being pursued.

Backlog

As of December 31 1997, the Company had a backlog of $380,000 compared to approximately $3,800,000 at December 31, 1996 and $50,000 at December 31, 1995.

Engineering

Engineering is a critical factor in the development of the Company's present and future products. The Company is presently subcontracting its development work to General Atronics Corporation, a high technology company mainly involved in communications and radar equipment for the US Department of Defense and allied countries. GAC hired key Mikros engineers to continue the AM project when Mikros downsized.

Research and Development

In 1994, the Company began research on a method of optimizing spectrum efficiency for wireless communications in radio data broadcasting and Personal Communications Services (PCS) markets and has continued this effort.

Patents

In addition to an already existing patent, the Company in 1994 filed a patent application on certain digital signal processing technology. The patent was issued in the third quarter of 1998.

Competition

High technology products such as wireless technology often require large investments of both money and talent. Many large companies with greater financial and human resources than the Company are currently investing heavily in products that compete directly with the Company's products. There is no assurance that the Company's products can be successfully marketed against such competition.

Being first in the market with new high technology is a critical factor in a company's success in the market. There is no assurance that the Company will be able to introduce new products to the market before any of its competitors.


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

Employees

As of October 31, 1998, the Company had two executive and one administrative employees.

None of the Company's employees is represented by a union, and the Company believes its relations with its employees are satisfactory.

Warranty

The Company warrants that the equipment made by it will be free from defects of material and workmanship. The Company normally provides a limited warranty of 90 days from the date of shipment. If during the warranty period any component part of the equipment becomes defective by reason of material or workmanship and the purchaser immediately notifies the Company of such defect, the Company is obliged, at its option, either to supply a replacement part, to request that such part be returned to the plant for repair or to perform necessary repair at the purchaser's location. The Company's warranty expense has been minimal over the past three years.

Inventories

The Company's inventory at December 31, 1997 had an aggregate value of approximately $5,000 and consisted of work-in-process. This compares to inventories of approximately $153,000 at December 31, 1996, which was comprised of raw materials and work-in-process.

Source of Supply

The Company purchases all components and supplies for the manufacture of its products from a variety of sources, domestic and foreign.

Year 2000 Compliance

The Company's present accounting system is not Year 2000 compliant. The Company plans to obtain an updated accounting system to remedy such non-compliance. The Company does not anticipate such investment to have a material adverse effect on the Company.

Properties

The Company owns no real property. The company is currently leasing office space from Daily Plan It.


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Market for the Registrant's Common Equity and Related  Shareholder Matters

The following table sets forth the range of high and low closing bid prices of the Common Stock for the periods indicated as determined by the National Quotation Bureau, Inc. The quoted prices represent only prices between dealers on each trading day as submitted from time to time by certain of the securities dealers wishing to trade in the Company's Common Stock, do not reflect retail mark-ups, mark-downs or commissions, and may Differ substantially from prices in actual transactions.

                                        Bid
                              High              Low
1997
     First Quarter         $2.9375             $1.375
     Second Quarter         1.5625               .59375
     Third Quarter           .8125               .3125
     Fourth Quarter          .5625               .1875

1996
     First Quarter          1.50                 .3125
     Second Quarter         1.00                 .50
     Third Quarter          2.75                 .625
     Fourth Quarter         3.375               1.875

1995
     First Quarter           .15                 .05
     Second Quarter          .5625               .07
     Third Quarter           .875                .25
     Fourth Quarter          .875                .25

The Company has never paid cash dividends on its Common Stock. Any payment of cash dividends in the future will depend upon the Company's earnings (if any), financial condition, and capital requirements. In addition, the Company has executed certain loan agreements which prohibit the payment of a dividend on the Common Stock as long as such agreements are in place. (see "Management's Discussion and Analysis of Financial Conditions and Results of Operations - 1992-1993 Financing" and "1996 Financing" below).

As of  November  9, 1998,  the  Company  had 487 holders of record of its Common
Stock.


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Selected Financial Data

                                         YEARS ENDED DECEMBER 31,
                          1997         1996       1995        1994       1993
                      ----------------------------------------------------------
INCOME STATEMENT
 Total Revenue         $5,097,432     859,100  $3,379,897  $4,445,468 $2,909,202
 Net Income (Loss)       (604,550) (1,447,641)   (647,673)    151,635    447,140
 Income (Loss) per
  common share-Basic         (.05)       (.18)       (.10)        .01        .08
Fully Diluted                (.05)       (.18)       (.10)        .01        .08
 Weighted average
 number of common
 shares outstanding-
 Basic                 12,688,327   8,382,383   7,285,441   8,415,576  5,407,994

BALANCE SHEET
 Current Assets           555,430   1,204,944     283,309   1,405,554    518,289
 Current Liabilities    2,074,391   1,330,601     604,527   1,118,537    304,246
 Total Assets             676,023   1,497,294     546,995   1,641,001    806,006
 Long-Term Liabilities     81,166   1,080,052     423,319     368,142    500,323
 Total Liabilities      2,155,557   2,410,653   1,027,846   1,486,679    804,569
 Shareholders' Equity
  (Deficiency)         (1,479,534)   (913,359)   (480,851)    154,322      1,437

(1) The above data should be read in conjunction with the financial statements of the Company included elsewhere herein.



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Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
Operation

Results of Operations, General: Historically, the Company derived a large percentage of its revenues from government contracts. In the last three years, the Company has been developing commercial applications. While the financial data presented reflects the Company's financial history, it cannot predict future results as the Company divested its government contracts early in 1998. The Company's current focus is solely on the development of its AM data casting program.

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements may be identified by, among other things, the use of forward- looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements, such as statements regarding anticipated future revenues, Year 2000 compliance, products under development, size of markets for products under development and other statements regarding matters that are not historical facts, involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward- looking statements contained in this Annual Report on Form 10-K. Factors that could cause actual results, performance or achievements to vary materially include, but are not limited to: changes in business conditions, Year 2000 Compliance of the Company's and other vendors'
products and related issues, changes in Mikros' sales strategy and product development plans, changes in the radio digital data marketplace, competition between Mikros and other companies that may be entering the radio digital data marketplace, competitive pricing pressures, market acceptance of Mikros' products under development, and delays in the development of products.

1997 vs. 1996:

Total revenues in 1997 were approximately $5,097,000 compared to $859,000 in 1996, an increase of 493.4%.

In 1997, revenues from research and development contracts were approximately $1,856,000 or 36.4% of total revenues as compared to $702,000 or 81.7% of total revenues in 1996. Revenues from equipment sales in 1997 were approximately $3,241,000 or 63.6% of total revenues compared to $157,000 or 18.3% of total revenues in 1996. The increase in revenues in the equipment sales category were primarily from a U.S. Navy contract. The increase in Research & Development revenues is due primarily to commercial contracts including a related party.

Total cost of sales in 1997 was approximately $3,601,000 or 70.6% of total revenues as compared to $826,000 or 96.1% of total revenues in 1996. Contract R & D cost of sales in 1997 was approximately $1,336,000 or 72% of Contract R & D revenues compared to $713,000 or 101.6% in 1996. In both 1997 and 1996 the high cost of sales percentages for Contract R & D sales are due in part to



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certain  contracts on which revenues exactly matched the costs.  Except for such contracts, the cost of sales percentages for Contract R & D sales would be 70.4% and 83.1% for 1997 and 1996 respectively.

General and Administrative expenses were approximately $1,088,000 in 1997 compared to $896,000 in 1996. Interest expense in 1997 amounted to approximately $135,000 versus $126,000 in 1996. This increase is due to the higher level of debt during 1997 and corresponding interest payments (see "1996 Financing").

In 1997, the Company incurred approximately $719,000 or 14.1% of total revenues on research and development costs related to the development of a military communication system application and 159,000 or 3.1% of total revenues, for research and development costs for commercial applications of its FM technology. This is compared to $457,000 or 53% of total revenues for the FM commercial application in 1996.

The Company recorded a net loss for 1997 of approximately $605,000 compared to a net loss for 1996 of approximately $1,448,000. The loss in 1997 is due to the significant level of research and development cost born by the company. The 1996 loss was high due to delays in government contracts and commercial research and development costs.

1996 vs. 1995:

Total revenues in 1996 were approximately $859,000 compared to $3,380,000 in 1995, a decrease of 74.5%.

In 1996, revenues from research and development contracts was approximately $702,000 or 81.7% of total revenues as compared to $1,990,000 or 58.9% of total revenues in 1995. Revenues from equipment sales in 1996 were approximately $157,000 or 18.3% of total revenues compared to $1,390,000 or 41.1% of total revenues in 1995. The decrease in revenues in both categories in 1996 was due to delays in U.S. Navy funding for development and equipment contracts.

Total cost of sales in 1996 was approximately $826,000 or 96.1% of total revenues as compared to $2,876,000 or 85.1% of total revenues in 1995. Contract R & D cost of sales in 1996 was approximately $713,000 or 101.6% of Contract R & D revenues compared to $1,796,000 or 90.2% in 1995. In both 1996 and 1995 the high cost of sales percentages for Contract R & D sales are due to a contract on which revenues exactly matched the costs. Except for such contract, the cost of sales percentages for Contract R & D sales would be 83.1% and 88.8% for 1996 and 1995, respectively.

General and Administrative expenses were approximately $896,000 in 1996 compared to $856,000 in 1995. Interest expense in 1996 amounted to approximately $126,000 versus $57,000 in 1995. This increase is due to the higher level of debt during 1996 and corresponding interest payments (see "1996 Financing").


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

In 1996, the Company incurred $457,000, or 53% of total revenues, for research and development expenditures on commercial application of its FM technology compared to $238,000 or 7% of total revenues in 1995.

The Company recorded a net loss for 1996 of approximately $1,448,000 compared to a net loss for 1995 of approximately $648,000. The greater loss in 1996 is due to the significantly lower level of revenues and to higher spending on research and development in 1996.

1995 vs. 1994:

Total revenues in 1995 were approximately $3,380,000 compared to $4,445,000 in 1994, a decrease of 24%.

In 1995, revenues from research and development contracts were approximately $1,990,000 or 58.9% of total revenues as compared to $3,048,000 or 68.6% of total revenues in 1994. Revenues from equipment sales in 1995 were approximately $1,390,000 or 41.1% of total revenues compared to $1,397,000 or 31.4% of total revenues in 1994. The decrease in contract research and development revenues in 1995 versus 1994 is due primarily to a reduction in U.S. Navy funding for such efforts.

Total cost of sales in 1995 was approximately $2,876,000 or 85.1% of total revenues as compared to $3,383,000 or 76.1% of total revenues in 1994. Contract R & D cost of sales in 1995 was approximately $1,796,000 or 90.2% of Contract R & D revenues compared to $2,341,000 or 76.8% in 1994. The higher cost of sales ratio and resulting decreased gross margin in 1995 is because approximately 12.9% of Contract R & D revenues resulted from a development program on which cost was shared equally with a commercial customer and a lower volume of orders received from the U.S. Navy which resulted in an unfavorable absorption of fixed overhead costs.

General and Administrative expenses were approximately $856,000 in 1995 compared to $850,000 in 1994. Interest expense in 1995 amounted to approximately $57,000 in 1995 versus approximately $61,000 in 1994.

In 1995, the Company incurred $238,000, or 7.0% of total revenues, for research and development in the area of optimizing spectrum efficiency for wireless communications related to the Company's expanded initiatives in commercial wireless communications. Any such expenses incurred in 1994 were minimal.

There was a net loss for 1995 of approximately $648,000 compared to net income in 1994 of approximately $152,000. The loss in 1995 is due to the lower revenue volume in 1995 for Contract R & D and increased expenses for research and development related to commercial wireless communications.

Liquidity and Capital Resources

Since its inception, the Company has financed its operations through debt, private and public offerings of equity securities and cash generated by operations.



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

In 1997,  the Company had negative cash flow from  operations  of  approximately
$185,000 compared to negative cash flow from operations of approximately $1,090,000 in 1996 and negative cash flow from operations of $55,000 in 1995. There was negative working capital $1,519,000 as of December 31, 1997, negative working capital of $126,000 at December 31, 1996 and negative working capital of $321,000 in 1995.

As of December 31, 1997, the Company was in arrears on its December interest payments and could not meet its principal repayment obligation in 1998. Management is attempting to restructure its note obligations with related parties and other note holders. During 1998, management has divested its military contracts to General Atronics Corporation. In addition, the Company has negotiated a settlement with over 80% of its vendor accounts payable (see Note S to the Financial Statements).

A substantial portion of the Company's costs and expenses is represented by labor and related benefits. In 1997, the Company decreased its number of employees from 24 to 19. As of October 31, 1998, there were three employees.

Commencing April 10, 1998, for a period of four years, the Company will receive a royalty of 2% of all data terminal sales by General Atronics Corporation. The royalty agreement provides for quarterly reports and payments based on the GAC shipments and receipts during the quarter.

1996 Financing

In a series of events from February through May 1996, the Company raised an aggregate of $641,500 in debt financing pursuant to the issuance of secured promissory notes.

The promissory notes are for a term of approximately eighteen months and include an interest rate of 12% on the unpaid balance. The notes are convertible into Common Stock at a rate of one Common Share for each dollar of debt. The first interest payment was due on June 15, 1996 and quarterly thereafter. The principal payments have been deferred until March 31, June 15, and September 15, 1998. The notes are secured by the assets of the Corporation. As additional consideration, warrants for the purchase of common stock were granted (the number of shares were based on the amount of the promissory note and equal to five shares to each dollar). The warrant price is $.01 per share.

The following officers and directors  participated in the 1996 financing:  Wayne
E. Meyer, Thomas J. Meaney, Frederick C. Tecce, Deborah A. Montagna and Patricia
A. Bird. Deborah Montagna separated from the Company in March, 1998.

As of December 31, 1997, the Company was in arrears for the interest payment due in December 1997.


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

Strategic Alliance with Safeguard Scientifics (Delaware) Inc.

On November 18, 1996, the Company consummated a Common Stock and Warrant Agreement (the "Purchase Agreement") with Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSI"), pursuant to which SSI purchased for an aggregate consideration of $1,000,000: (i) 1,912,000 shares (the "Shares") of common stock of the Company, $0.01 par value ("Common Stock"); (ii) a warrant (the "First Warrant") to purchase 2,388,000 shares of Common Stock at an exercise price of $0.65 per share; and (iii) a warrant (the "Second Warrant") to purchase 3,071,000 shares of Common Stock at an exercise price of $0.78 per share. The First Warrant and the Second Warrant are referred to hereinafter collectively as the "Warrants." The exercise prices of the Warrants are subject to adjustment pursuant to customary anti-dilution provisions.

In connection with the sale of the Shares and the Warrants, the Company granted to SSI certain piggyback and demand registration rights with respect to the Shares and the Common Stock underlying the Warrants. In addition, the Company granted to SSI a right of first refusal pursuant to which, subject to certain conditions, in the event the Company issues, sells or exchanges any securities, it must first offer such securities to SSI and such offer must remain open and irrevocable for 30 days. Such right of first refusal may only be waived in writing and terminates at such time as SSI owns less than ten percent (10%) of the Shares.

Pursuant to the Purchase Agreement, as long as SSI owns one percent (1%) or more of the Company's outstanding equity securities, on a fully-diluted basis, the Company is obligated to, among other things: (i) permit SSI to inspect the operations and business of the Company; and (ii) fix and maintain the number of Directors on the Board of Directors at eight (8) members. In addition, the Purchase Agreement also provides that as long as SSI owns such one percent (1%), the Company is subject to certain negative covenants, including, among other things, restrictions on: (i) transactions with affiliates of the Company; (ii) certain indebtedness; and (iii) amendments to the Company's Certificate of Incorporation and Bylaws.

In connection with the transaction, the Company entered into a voting agreement pursuant to which each of Joseph R. Burns, Thomas J. Meaney, Wayne E. Meyer, Frederick C. Tecce and John B. Torkelsen, each a director of the Company (collectively, the "Management Shareholders"), agreed to vote an aggregate of approximately 6,659,214 votes for the election of two designees of SSI to the Board of Directors of the Company.

Also in connection with the transaction, certain of the Company's AM and FM technology was transferred to Data Design & Development Corporation, a Delaware corporation ("3D"), pursuant to a contribution agreement. Under the contribution agreement, each of the Company, SSI and certain debtholders of the Company (including each of the Management Shareholders) owns one-third of the issued and outstanding capital stock of 3D. Pursuant to the License Agreement, 3D granted to the Company an exclusive, royalty-free perpetual right and license in and to the development and marketing of FM technology in the United States, Canada and Mexico. Pursuant to the Technology License Agreement, 3D granted to Mobile Broadcasting Corporation ("MBC"), a Delaware corporation, a royalty-free, exclusive, perpetual right and license in and to the marketing of the AM technology in the United States, Canada and Mexico. Initially, SSI owned 75% of the issued and outstanding capital stock of MBC and the Company owned 25% of such capital stock.

Finally, the Company entered into a Consulting Services Agreement with MBC pursuant to which the Company provided consulting services to MBC for the development of the AM technology.

1992-93 Financing

In a series of transactions consummated on October 27, 1992 and April 27, 1993, Joseph R. Burns, Thomas J. Meaney, Wayne E. Meyer, Frederick C. Tecce, and John
B. Torkelsen, individually and not as a group, (collectively referred to herein as the "Investors") acquired certain loan and equity interests in the Company from other debt and equity holders.

Pursuant to such transactions, each of the Investors acquired, in consideration of an aggregate of $250,000 (each of the Investors individually paying $50,000 in cash), twenty percent of (i) 50,000 shares of Common Stock, $.01 par value ("Common Stock"), of the Company (ii) promissory notes of the Company in the aggregate principal amount of $916,875 (collectively, the "Investor Notes"),
(iii) warrants ("Series C Warrants") to purchase 97,500 shares of Series C Preferred Stock, $.01 par value, of the Company and (iv) certain loan and equity rights in the Company, including without limitation, rights under loan agreements, an investment agreement, a note purchase agreement, and all documents related to such agreements.

Pursuant to such loan documents, among other things, the Company is prohibited from paying dividends on its Common Stock. The Company has granted to the Investors a security interest in all of the assets of the Company and the Investors have the right to designate 2/7ths of the Board of Directors of the Company, which right has not been exercised. Each of the investors is a director of the Company.

In December 1993, the Investors agreed to reduce the amounts owed by the Company under the Investor Notes, including unpaid interest in exchange for shares of Common Stock and Preferred Stock issued by the Company. In return for a reduction in debt of $416,875 and accrued interest of $273,125, the Company issued 2,750,000 shares of Common Stock and 690,000 shares of Series D Preferred Stock which provides for an annual cumulative dividend of $.10 per share. The Investor Notes were modified to provide for principal payment in sixteen quarterly payments beginning January 1, 1994 and ending on October 1, 1997.

Interest on the unpaid principal balance is due in quarterly payments beginning March 31, 1994 and as of December 31, 1997, the Company was in arrears for the interest payment due December 31, 1997. As additional consideration for the modification of such loans, the Company extended the exercise period for the Series C Warrants until April 25, 1999. In addition, the Investors have authorized deferral of principal payments until March 31, June 15 and September 15, 1998.

                               DRUKER, RAHL & FEIN
                              Business Consultants
                          Certified Public Accountants
                           200 Canal Pointe Boulevard
                            Princeton, NJ 08540-5998
                                 (609) 243-9700
                               FAX (609) 243-9799
                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of MIKROS SYSTEMS CORPORATION

We have audited the balance sheets of Mikros Systems Corporation (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mikros Systems Corporation, as of December 31, 1997 and 1996, and the results of its operations, shareholders' deficiency and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the financial statements, the Company incurred a net loss of $604,550 for 1997 and has incurred substantial net losses for each of the past two years. As of December 31, 1997, current liabilities exceed current assets by $1,518,961 and total liabilities exceed total assets by $1,479,534. These factors, and others discussed in Note 2.1. raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

Druker Rahl & Fein
Princeton, New Jersey
May 12, 1998

                           MIKROS SYSTEMS CORPORATION
                                 BALANCE SHEETS

                                                         DECEMBER 31,
         ASSETS                                    1997                 1996
------------------------------                --------------        ------------

CURRENT ASSETS
  Cash                                         $     85,592          $  395,120

  Accounts Receivable
     Government                                     342,726             441,826
     Trade                                          112,258             198,298

  Inventories                                         5,293             153,192

  Other Current Assets                                9,561              16,508
                                               ------------          ----------

TOTAL CURRENT ASSETS                                555,430           1,204,944

                                               ------------          ----------
PROPERTY & EQUIPMENT
  Equipment                                         135,530             679,060

  Furniture and Fixtures                             50,241              59,207

  Leasehold Improvements                                  -               3,408
                                               ------------          ----------
                                                    185,771             741,675

  Less:  Accumulated Depreciation                  (100,672)           (535,547)
                                               ------------          ----------

PROPERTY & EQUIPMENT, NET                            85,099             206,128
                                               ------------          ----------

UNBILLED RECEIVABLES                                  3,837              52,612

PATENT COSTS, NET                                    14,609              15,785

OTHER ASSETS                                         17,048              17,825
                                               ------------          ----------
TOTAL OTHER ASSETS                                   35,494              86,222
                                               ------------          ----------

TOTAL ASSETS                                   $    676,023          $1,497,294
                                               ============          ==========

                        See Notes to Financial Statements

                           MIKROS SYSTEMS CORPORATION
                           BALANCE SHEETS (continued)


     LIABILITIES AND                                      DECEMBER 31,
 SHAREHOLDERS' DEFICIENCY                          1997                  1996
----------------------------------            --------------       -------------
CURRENT LIABILITIES
  Accounts Payable                             $    685,139         $   507,249
  Notes Payable
     Bank                                             9,271               9,271
     Related Parties                                547,500              20,000
     Other                                          446,500              18,302
   Obligations under Capital Leases                  23,967              29,492

  Accrued Payroll and Payroll Taxes                  35,391              50,922
  Accrued Interest                                   34,712               3,866
  Accrued Vacations                                  84,821              55,285
  Accrued Expenses                                   84,241             128,743
  Unliquidated Progress Payments and
   Other Customer Advances                          122,849             507,471
                                               ------------         -----------
TOTAL CURRENT LIABILITIES                         2,074,391           1,330,601
                                               -----------          -----------
NOTES PAYABLE
     Bank                                               716              10,017
     Related Parties                                      -             527,500
     Other                                                -             446,500
OBLIGATIONS UNDER CAPITAL LEASES-NONCURRENT               -              15,585
                                               ------------         -----------
TOTAL LIABILITIES                                 2,075,107           2,330,203
                                               ------------         -----------
COMMITMENTS AND CONTINGENCIES
MANDATORILY REDEEMABLE SERIES C PREFERRED STOCK
 par value $.01 per share, authorized 150,000
 shares, issued and outstanding 5,000 shares
 in 1997 and 1996                                    80,450              80,450
                                               ------------         -----------
SHAREHOLDERS' DEFICIENCY
  Common  Stock,  par value $.01 per share,
  authorized 35,000,000 shares, issued and
  outstanding 13,451,452 shares in 1997 and
  11,846,952 in 1996                                134,515             118,470

  Preferred Stock, convertible, par value $.01
  per share, authorized 2,000,000 shares, issued
  and outstanding 255,000 shares in 1997 and
  1,005,000 shares in 1996                            2,550              10,050

  Preferred Stock, Series B convertible, par
  value $.01 per share,  authorized 1,200,000
  shares, issued and outstanding 1,131,663 shares
  in 1997 and 1996                                   11,316              11,316

  Preferred Stock, Series D, par value $.01
  per share 690,000 shares authorized, issued
  and outstanding in 1997 and 1996                    6,900               6,900

  Capital in excess of par                       10,248,378          10,218,548
  Accumulated deficit                           (11,883,193)        (11,278,643)
                                               ------------         -----------
TOTAL SHAREHOLDERS' DEFICIENCY                   (1,479,534)           (913,359)
                                               ------------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY    $ 676,023         $ 1,497,294
                                               ============         ============

                        See Notes to Financial Statements

                             MIKROS SYSTEMS CORPORATION
                       STATEMENTS OF SHAREHOLDERS' DEFICIENCY

                                     Common               Preferred           Preferred
                                      Stock                 Stock              Stock B
                                       $.01                  $.01                $.01
                                    Par Value             Par Value           Par Value
                              --------------------------------------------------------------
                                Number      Par       Number      Par     Number      Par
                               of shares   Value     of shares   Value   of shares   Value
                              --------------------------------------------------------------
Balance-December 31, 1994      7,152,108  $ 71,521   1,005,000  $10,050  1,131,663  $11,316
Year Ended December 31, 1995:
Issuance of Common Stock         200,000    2,000
Net Loss

                              ----------  --------  ----------  -------  ---------  -------

Balance-December 31, 1995      7,352,108    73,521   1,005,000   10,050  1,131,663   11,316
Year Ended December 31, 1996:
Issuance of Common Stock       2,582,844    25,829
Sale of Common Stock           1,912,000    19,120
Net Loss
                              ----------  --------  ----------  -------  ---------  -------
Balance-December 31, 1996     11,846,952   118,470   1,005,000   10,050  1,131,663   11,316
Year Ended December 31, 1997:
Issuance of Common Stock         854,500     8,545
Conversion of Preferred Stock    750,000     7,500    (750,000)  (7,500)
Net Loss
                              ----------  --------  ----------  -------  ---------  -------
Balance-December 31, 1997     13,451,452  $134,515     255,000  $ 2,550  1,131,663  $11,316
                              ==========  ========  ==========  =======  =========  =======

                                Preferred
                                 Stock D            Capital in
                                  $.01               excess of   Accumulated
                                Par Value            Par Value     Deficit
                            ------------------------------------------------
                               Number      Par
                              of shares   Value
                            ----------------------
Balance December 31, 1994        690,000  $  6,900  $ 9,237,864  ($9,183,329)
Year ended December 31, 1995:
Issuance of Common Stock                                 10,500
Net Loss                                                            (647,673)
                              ----------  --------  -----------  -----------
Balance-December 31, 1995        690,000     6,900    9,248,364   (9,831,002)
Year Ended December 31, 1996:
Issuance of Common Stock                                 29,304
Sale of Common Stock                                    940,880
Net Loss                                                          (1,447,641)
                              ----------  --------  -----------  -----------
Balance-December 31, 1996        690,000     6,900   10,218,548  (11,278,643)
Year Ended December 31, 1997:
Issuance of Common Stock                                29,830
Net Loss                                                            (604,550)
                              ----------  --------  ----------   -----------
Balance-December 31, 1997        690,000    $6,900  $10,248,378 ($11,883,193)
                              ==========  ========  ===========  ===========


                        See Notes to Financial Statements

                           MIKROS SYSTEMS CORPORATION
                            STATEMENTS OF OPERATIONS


                                            For the Year Ended December 31,
                                             1997          1996         1995
                                         ------------   ----------  -----------
Revenues:
 Equipment Sales                          $ 3,240,980   $  157,364  $ 1,390,085
 Contract Research and Development
  (including $1,223,305 to a
   Related Party in 1997 and
   $30,409 in 1996)                         1,856,452      701,736    1,989,812
                                         ------------  -----------  -----------
Total Revenues                              5,097,432      859,100    3,379,897
                                         ------------  -----------  -----------
Cost of Sales:
  Equipment Sales                           2,264,782      113,992    1,079,873
  Contract Research and Development         1,336,223      712,836    1,796,168
                                         ------------  -----------  -----------
Total Cost of Sales                         3,601,005      826,828    2,876,041
                                         ------------  -----------  -----------
Gross Margin                                1,496,427       32,272      503,856
                                         ------------  -----------  -----------
Expenses:
  Research and Development                    878,095      456,991      238,120
  Marketing, General
     and Administrative                     1,088,072      895,900      855,925
  Interest                                    134,710      126,572       57,334
                                         ------------  -----------  -----------
Total Expenses                              2,100,877    1,479,463    1,151,379
                                         ------------  -----------  -----------
Loss before Provision
 for Income Taxes                            (604,450)  (1,447,191)    (647,523)
Provision for Income Taxes                        100          450          150
                                         ------------  -----------  -----------
Net Loss                                    ($604,550) ($1,447,641)   ($647,673)
                                         ============  ===========  ===========

Basic loss per share                           ($0.05)      ($0.18)      ($0.10)
                                         ============  ===========  ===========

Weighted Average Number of Shares
 Outstanding                               12,688,327    8,382,383    7,285,441
                                         ============  ===========  ===========


                        See Notes to Financial Statements

                           MIKROS SYSTEMS CORPORATION
                            STATEMENTS OF CASH FLOWS


                                             For the Year Ended December 31,
                                            1997           1996         1995
                                         -----------   -----------  ------------
Cash Flow From Operating Activities:
  Net Loss                               ($  604,550)  ($1,447,641) ($  647,673)
Adjustments to reconcile Net Loss to
 Cash Used by Operations:
  Depreciation and Amortization               86,050        72,730       68,961
  Provision for Inventory Obsolce                  -             -       15,000
  Asset Impairment                           107,489             -            -
  Loss from Fixed Asset Disposition           36,482             -            -
Net Changes in Operating Assets and Liabilities
 (Increase) Decrease in:
   Accounts Receivable                       185,140      (521,971)   1,001,818
   Unbilled Receivables                       48,775         6,069      (26,593)
   Inventories                               873,305      (977,748)      47,825
   Other Current Assets                        6,947        (4,949)      16,285
   Other Assets                                  778          (840)      (5,692)
 Increase (Decrease) in:
   Accounts Payable                          177,890       302,373      (85,706)
   Accrued Payroll and Payroll Taxes         (15,531)       36,614      (40,077)
   Unliquidated Progress Billings and
    Other Customer Advances               (1,110,028)    1,408,348            -
   Other Liabilities and Interest             22,558        37,282     (398,962)
                                         -----------   -----------  -----------
 Net Cash Used in Operations                (184,695)   (1,089,733)     (54,814)
                                         -----------   -----------  -----------
Cash Flows Used By Investing Activities:
   Equipment Purchases                      (107,818)      (56,052)     (47,107)
                                         -----------   -----------  -----------
Cash Flows from Financing Activities:
  Proceeds from Loans                              -       651,500       30,000
  Proceeds from Sale of Common Stock               -       960,000            -
  Proceeds from Exercise of Options and
   Warrants                                   38,375        27,877       12,500
  Net Payments/Borrowings - Line of Credit         -      (125,000)     180,603
  Repayment of Debt and Capital Leases       (55,390)      (50,748)    (162,499)
                                         -----------   -----------  -----------
Net Cash Provided by (Used in) Financing
 Activities                                  (17,015)    1,463,629       60,604
                                         -----------   -----------  -----------
Net Increase (Decrease) in Cash             (309,528)      317,844      (41,317)

Cash at Beginning of Year                    395,120        77,276      118,593
                                         -----------   -----------  -----------
Cash at End of Year                      $    85,592   $   395,120  $    77,276
                                         ===========   ===========  ===========
Supplemental disclosure of cash flow
 information:
  Cash paid during the year for interest $   105,770   $   135,411  $    41,231
                                         ===========   ===========  ===========
  Acquisition of Equipment through
   Capital Lease Obligations             $    11,449   $    50,571  $    17,808
                                         ===========   ===========  ===========
  Notes Issued in Settlement of Accounts
   Payable Obligations                   $         -   $    36,802  $         -
                                         ===========   ===========  ===========
  Stock Issued in Settlement of Accounts
   Payable Obligations                   $         -   $    27,255  $         -
                                         ===========   ===========  ===========

                        See Notes to Financial Statements

                           MIKROS SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


A.   COMPANY OVERVIEW

1.   THE COMPANY

Mikros Systems Corporation was founded in 1978 in Albany, New York to exploit microprocessor technology developed at the General Electric Research and Development Center. The Company was incorporated under the laws of the State of Delaware in 1978 and acquired all rights of General Electric Venture Capital Corp., a subsidiary of General Electric Company, to certain microcomputer technology. The Company's headquarters are located at 707 Alexander Road, Suite 208, Princeton, New Jersey telephone; (609)987-1513.

Mikros Systems Corporation became an established US Navy defense contractor in 1987 and continued to supply advanced technology and equipment for ten years to the US Navy and Air Force. The Company was capitalized with more than $15 million to engage in engineering and manufacturing for these customers supplying advanced communication equipment using cutting edge technology.

The knowledge base and proprietary technology developed was recognized as applicable to the rapidly expanding wireless business in the commercial sector. The rigorous radio transmission environment as well as the challenges of underwater signal processing required Mikros employees to invent new methods to optimize the bandwidth for a higher data throughput.

In 1995, the Company's Board of Directors decided the Company should also pursue commercial contracts which would employ these advanced techniques to enhance the data transmission rates in the AM and FM radio spectrum. Since the Company had limited resources, it was decided to pursue the AM technology.

In 1996, Safeguard Scientifics (Delaware), Inc., invested $1 million in Mikros in exchange for 10% ownership in the Company. At the same time, Mobile Broadcasting Corporation (MBC) was created to exploit the AM radio technology, particularly in mobile or portable platforms such as automobiles. Initially, Safeguard invested $1 million in MBC for 75% ownership whereas Mikros owned the remaining 25%. Mikros share in MBC was subsequently diluted to 18%, as a result of additional capital invested by Safeguard. (See Notes B and I).

Data Design and Development Corporation (3D) was also founded in 1996 as part of the Safeguard Scientific agreement and retains ownership of the AM and FM technology. 3D has licensed the FM technology rights in North America to Mikros and the AM technology rights in North America to MBC. Mikros owns 1/3 of 3D, certain Mikros shareholders own another 1/3, and Safeguard owns the remaining 1/3.

The Common Shipboard Data Terminal System contract consumed most of the technical resources of the Company in 1997. The contract with the US Navy provided for the purchase units periodically over the life of the contract. The delivery of the initial units under the contract resulted in severe negative cash flow. This limitation of resources and the delays in the initial delivery of the units hampered the Company's ability to market such systems internationally.

As a result, the Company's Board of Directors determined that it would be in the best interest of the shareholders to sell the government contracts and use the proceeds to focus exclusively on the commercial contracts, particularly the AM radio data casting.

Mikros entered negotiations in late 1997 for the sale of the military contracts with prospective purchasers.

The resulting transaction concluded in 1998 and included a $600,000 cash payment and a 2% royalty to be paid to Mikros over four years on all data terminal set sales. In addition, the purchaser is obligated to supply $1 million in engineering services to Mikros which will be expended on the AM data program with MBC.

2.   SIGNIFICANT ACCOUNTING POLICIES

     1.   Basis of Presentation

     The Company's financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as a going concern. The Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations. Further, at December 31, 1997, its current liabilities exceed its current assets by $1,518,961.

     As shown in the accompanying financial statements, the Company incurred a net loss of $604,550 for the year ended December 31, 1997, and as of December 31, 1997, had an accumulated deficit of $11,883,193. As of
     December 31, 1997, the Company was in arrears for its December, 1997 interest payments and could not meet its principal repayment obligations in 1998. Management is attempting to restructure its notes obligations with related parties and other note holders. Starting in April 1998, the Company began negotiating settlement agreements with its vendors to settle its accounts payable for reduced amounts. In order to continue as a going concern, the Company will incur substantial expenditures to develop and market its commercial wireless communications business.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent on the Company being able to restructure its obligations and to obtain financing to support continuing operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity to continue as a going concern.

With the sale of the government contracts, Mikros' business assets will consist of both commercial FM and AM Radio technology. Continued development of the FM technology has been postponed in order to direct all of the Company's resources to the AM radio technology.

     The initial customer for this AM technology is MBC. MBC has the North American rights and will be the first customer to apply the Mikros technology. 3D Corporation owns the rights for other parts of the world and will license the rights to MBC, Mikros or others.

     Management believes Mikros' program to develop high speed digital radio has positioned the Company at the very cutting edge of digital radio. Digital radio has been under development for a number of years by some large corporations. The Mikros proposed approach has the prospect of delivery of the data in a robust manner that will have the same signal strength as the basic radio signal.

     The digital radio system Mikros is developing for AM radio data transmission will allow simultaneous broadcasting of the present radio signal with a digital channel that can be used for the high quality FM music or additional clear voice channels. This will be accomplished with no disturbance to the existing radio channel. In effect the radio broadcaster will be able to provide more channels or equivalent "stations" from the same radio transmitters. This system will require a minor modification to the radio station transmitter which will not require new FCC approval, if the adjacent channel interference is avoided.

     While  the  new  technology  can be  made  available  to all AM  receivers, initially, the automotive market, as a post production option, will be addressed due to the size and its dependence on wireless transmissions. The Company believes that eventually, the digital receiver can be supplied in radios from the original equipment manufacturer. The technology is a low cost solution for the broadcasters using the existing AM radio infrastructure.

     2.   Inventories

     Inventories, other than inventoried costs relating to long-term contracts and programs, are stated at the lower of cost (principally first-in, first-out) or market. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs which includes materials and supplies, labor and allocated materials and labor overhead. General and administrative costs are charged to expense as incurred. Included in inventories is approximately $175,500 (see Note E) of material which have been paid for and are under protective title to the U.S. Navy. Inventoried costs relating to long-term contracts and programs are reduced by charging any amounts in excess of estimated realizable value to cost of sales. The costs attributed to units delivered under long-term contracts and programs are based upon the average cost of all units expected to be produced.

     3.   Property and Equipment

     Property and Equipment is stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives which range from 3 to 7 years. Depreciation expense amounted to $84,872, $71,552, and $67,783 for 1997, 1996 and 1995, respectively.

     In 1997, certain property and equipment were deemed to be impaired and were written down to their fair value. An impairment loss of $107,489 has been charged to cost of sales in 1997.

     4.   Accounts and Unbilled Receivables

     Unbilled Receivables represent revenue recognized, which primarily because of retainage provisions on certain government contracts, are not billed until completion of the contracts or until year-end defense contract audits are performed.

     In 1997, Accounts Receivable is presented net of an allowance for uncollectible accounts in the amount of $140,311 which pertains to two contracts.

     5.   Earnings per Common Share

     The Company adopted FAS #128, earnings per share, and in accordance with this provision has restated all prior periods. Basic earnings per common share is computed using the weighted average number of shares outstanding. The number of common shares that would be issued from the exercise of stock options and warrants, and the conversion of convertible preferred stock would be anti-dilutive. Diluted earnings per share is not presented because it would be anti-dilutive in all periods presented.

     6.   Revenue Recognition

     Revenues related to long-term fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts.

     Revenues on contracts with significant engineering are measured by the costs incurred as compared to total contract costs based on time and materials. If milestones are included in the contract requirements, the revenue recognition is deferred until the milestone is completed. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.

     Revenues on equipment sales are recognized as shipments are made.

     7.    Patents

     Patent costs are amortized over a 17-year life. Amortization expense amounted to $1,178 for each of 1997, 1996, and 1995.

     8.   Warranty Costs

     The Company currently expects warranty costs to be minimal. However, if within a 90-day period from date of shipment the Company is notified of a component part that is defective due to material or workmanship, it will repair or replace the part, at its option.

     9.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     10.  Cash

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     11.  Unliquidated Progress Payments and Other Customer Advances

     Unliquidated progress payments represent partial billings to customers of costs incurred on contracts for future deliveries. Other customer advances represent payments received from customers prior to costs being incurred on certain contracts.

B.  FINANCING TRANSACTIONS

1996 Financing

In a series of transactions from February through May 1996, the Company issued secured promissory notes and warrants to raise an aggregate of $641,500 (including $140,000 from officers and directors).

The promissory notes are for a term of approximately eighteen months, bear interest at 12% on the unpaid balance, and are secured by certain assets of the Company. In addition, the Company issued warrants to purchase five (5) shares of Common Stock at $0.01 per share for each dollar of debt. The value of the warrants was immaterial and no accounting recognition was given to their issuance.

In October 1996, all of the note holders of the 1996 and the 1992-93 financings agreed to a deferral of principal payments in exchange for the right to convert outstanding debt to Common Stock of the Company at a rate of one (1) share of stock for $1.00 of debt. The Company determined that the fair value of the conversion feature was immaterial. Accordingly, no accounting recognition has been given to this modification of terms.

As of December 31, 1997, the Company was in arrears for the December interest payments.

Safeguard Scientifics (Delaware) Inc. (SSI)

On November 15, 1996, the Company, all of its secured creditors from its 1996 and 1992-93 financings and SSI entered into an agreement. Under the agreement SSI paid $1,000,000 to the Company.

- SSI received: 1) 1,912,000 shares of Common Stock of the Company; 2) a warrant to purchase 2,388,000 shares of Common Stock at $0.65 per share; 3) a warrant to purchase 3,071,000 shares at $0.78 per share; 4) a 75% interest in an exclusive, royalty-free, perpetual license of the AM technology in the United States, Canada and Mexico (through SSI's ownership in MBC); and 5) a 33 1/3% interest in the FM and AM technology (through SSI's ownership in 3D). This transaction is more fully described below.

-    Two (2) new companies were formed, Data Design and Development  Corporation
     (3D) and Mobile Broadcasting Corporation (MBC). The Company received one-third of 3D in exchange for certain of its AM and FM technology. SSI received one-third of 3D in exchange for a commitment to invest up to $1,000,000 in MBC. The secured creditors received one-third of 3D and released their security interest in the technology transferred. The Company received 25% of MBC for $50. SSI received 75% of MBC for $200,000.

- 3D granted MBC an exclusive, royalty-free, perpetual license to the AM technology in the United States, Canada and Mexico. 3D granted the Company an exclusive, royalty-free, perpetual license to the FM technology in the United States, Canada and Mexico. 3D retained rights to the AM and FM technology in the rest of the world. The Company and MBC entered into a consulting arrangement under which the Company was paid for the development of the AM technology. 3D owns the rights to such technology.

The Company is unable to assign fair values to these transactions. No amount of cash consideration was considered attributable to a sale of the AM or FM technology or to the license thereto. No gain was recognized on the transfer of the technology. The entire amount of the cash consideration received from SSI was recorded as a sale of Common Stock.

In connection with the sale of the Common Stock and the Warrants, the Company granted to SSI certain piggyback and demand registration rights with respect to the Common Stock and the Common Stock underlying the Warrants. In addition, the Company granted to SSI a right of first refusal pursuant to which, subject to certain conditions, in the event the Company issues, sells or exchanges any securities, it must first offer such securities to SSI and such offer must remain open and irrevocable for 30 days. Such right of first refusal may only be waived in writing and terminates at such time as SSI owns less than 10% of the Common Stock.

Pursuant to the Purchase Agreement, as long as SSI owns 1% or more of the Company's outstanding equity securities, on a fully-diluted basis, the Company is obligated to, among other things: (i) permit SSI to inspect the operations and business of the Company; and (ii) fix and maintain the number of Directors on the Board of Directors at eight members. In addition, the Purchase Agreement also provides that as long as SSI owns such 1%, the Company is subject to certain negative covenants, including, among other things, restrictions on: (i) transactions with affiliates of the Company; (ii) certain indebtedness; and
(iii) amendments to the Company's Certificate of Incorporation and Bylaws.

In connection with the transaction, the Company entered into a voting agreement pursuant to which each of Joseph R. Burns, Thomas J. Meaney, Wayne E. Meyer, Frederick C. Tecce and John B. Torkelsen, each a director of the Company (collectively, the "Management Shareholders"), agreed to vote an aggregate of approximately 6,659,214 votes for the election of two designees of SSI to the Board of Directors of the Company.

1992-93 Financing

In a series of transactions consummated on October 27, 1992 and April 27, 1993, Joseph R. Burns, Thomas J. Meaney, Wayne E. Meyer, Frederick C. Tecce, and John
B. Torkelsen, individually and not as a group, (collectively referred to herein as the "Investors") acquired certain loan and equity interests in the Company from other debt and equity holders.

Pursuant to such transactions, each of the Investors acquired, in consideration of an aggregate of $250,000 (each of the Investors individually paying $50,000 in cash), twenty percent of (I) 50,000 shares of Common Stock, $.01 par value ("Common Stock"), of the Company (ii) promissory notes of the Company in the aggregate principal amount of $916,875 (collectively, the "Investor Notes"),
(iii) warrants ("Series C Warrants") to purchase 97,500 shares of Series C Preferred Stock, $.01 par value, of the Company and (iv) certain loan and equity rights in the Company, including without limitation, rights under loan agreements, an investment agreement, a note purchase agreement, and all documents related to such agreements.

Pursuant to such loan documents, among other things, the Company is prohibited from paying dividends on its Common Stock, the Company has granted to the Investors a security interest in all of the assets of the Company and the Investors have the right to designate 2/7ths of the Board of Directors of the Company, which right has not been exercised. Each of Messrs. Burns, Meaney, Meyer and Torkelsen is a Director of the Company.

In December 1993, the Investors agreed to reduce the amounts owed by the Company under the Investor Notes, including unpaid interest, in exchange for shares of Common Stock and Preferred Stock issued by the Company. In return for a reduction in debt of $416,875 and accrued interest of $273,125, the Company issued 2,750,000 shares of Common Stock and 690,000 shares of Series D Preferred Stock which provides for an annual cumulative dividend of $.10 per share. The Investor Notes were modified to provide for principal payments in sixteen quarterly installments beginning January 1, 1994 and ending on October 1, 1997.

Interest on the unpaid principal balance is due in quarterly installments beginning on March 31, 1994. As of December 31, 1997 the Company was in arrears for the December interest payments. As additional consideration for the modification of such loans, the Company extended the exercise period for the Series C Warrants until April 25, 1999. As of December 31, 1996, the Company was in arrears on six quarterly principal payments. In October 1996, the Investors authorized deferral of the remaining $312,500 of principal payments until 1998 (See Note D).

C.   DIVIDENDS

As of December 31, 1997 and December 31, 1996 there were dividends in arrears on shares of Series D Preferred Stock of $276,000 ($.10 per share) and $207,000, respectively.

D.   NOTES PAYABLE
                                            As of December 31,
                                        1997                1996
                                     ---------           ---------
Bank Equipment Loan 36 monthly
 payments; starting February 1996   $    9,987           $  19,288
Related Parties                        547,500             547,500
Others                                 446,500             464,802
                                     ---------           ---------
                                     1,003,987           1,031,590
                                     ---------           ---------
Less Current Maturities
  Banks                                  9,271               9,271
  Related Parties                      547,500              20,000
  Others                               446,500              18,302
                                     ---------           ---------
                                     1,003,271              47,573
                                     ---------           ---------
Notes Payable-Noncurrent            $      716          $  984,017
                                     =========           =========

Maturities of the Notes Payable are as follows:

                          1998     $ 1,003,271
                          1999             716
                                     ---------
                                   $ 1,003,987
                                     =========

Interest rates on the notes range from 1% over prime to 14% per annum. The prime rate at December 31, 1997 and 1996 was 8.5% and 8.25% respectively. In October 1996 note holders aggregating $954,000 agreed to a deferral of principal payments to 1998 in exchange for the right to convert outstanding debt to Common Stock of the Company at a rate of one share of stock for $1.00 of debt. The Company determined that the fair value of the conversion feature was immaterial. Accordingly no accounting recognition has been given to this modification of terms.

E.   INVENTORIES
                                              December 31,
                                        1997              1996
                                     -----------       ---------
     Raw materials                   $        -       $   15,985
     Finished goods                           -           12,567
     Work-in-process                    180,764        1,025,517
                                     ----------       ----------
      Sub-Total                         180,764        1,054,069

     Unliquidated Progress Payments    (175,471)        (900,877)
                                     ----------       ----------
      TOTAL                          $    5,293       $  153,192
                                     ==========       ==========

F.   REVENUES

Revenues from two federal government agencies amounted to 63% of total revenues in 1997, as compared to 39.1% in 1996 and 70.4% in 1995. Revenues from two commercial customers including a related party were 34.1% of total revenues in 1997. This compares to 46.6% in 1996 and 8.4% in 1995 of revenues from two commercial customers. Revenues from a related party amounted to 24% of total revenues in 1997 and 3.5% of total revenues in 1996.

G.   INCOME TAXES

Income taxes are recorded in accordance with FASB Statement 109 on accounting for income taxes.

The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                 1997         1996         1995
                              ---------    ---------    ---------
Income Taxes:
  Current tax expense-State    $   100     $    450     $    150
  Deferred tax expense               -            -            -
                              --------     --------     --------
    Total Provision for
     Income Taxes              $   100      $   450      $   150
                              ========     ========     ========

The deferred tax asset and deferred tax liability consist of the following:

                                 1997          1996           1995
                             -----------    -----------    -----------
Deferred tax asset:
Income Taxes:
  Net Operating Loss Carry
  Forward                    $2,344,840     $2,966,608     $2,869,450
  Valuation Allowance        (2,344,840)    (2,966,608)    (2,869,450)
                             ----------     ----------     ----------
Net deferred tax asset       $        -     $        -     $        -
                             ==========     ==========     ==========
Deferred tax liability       $        -     $        -     $        -
                             ==========     ==========     ==========

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Total available Net Operating Loss Carry Forwards are reflected in the following schedule:

          YEAR          AVAILABLE FOR         AVAILABLE FOR
           OF              FEDERAL                STATE
       EXPIRATION       TAX PURPOSES          TAX PURPOSES

          1998         $    587,000          $          -
          1999              704,000                     -
          2000            1,143,000                     -
          2001            1,141,000                     -
          2002              923,000               577,000
          2003              606,000             1,421,000
          2004              147,000               340,000
          2005               81,000                     -
          2010              602,000                     -
          2011            1,422,000                     -
          2012              340,000                     -
                         ----------            ----------
                        $ 7,696,000           $ 2,338,000
                         ==========            ==========


H.   OBLIGATIONS UNDER CAPITAL LEASES

The Company is the lessee of equipment under capital leases expiring in 1998. The equipment is recorded on the books at the present value of the minimum lease payments; the capitalized value at December 31, 1997 and December 31, 1996 was $11,449 and $17,479, respectively. Accumulated amortization as of December 31, 1997 and 1996 was $4,641 and $1,748, respectively. Amortization of assets held under capital leases is included in depreciation expense.

The following is a schedule of minimum lease payments due under capital leases as of December 31, 1997:

  Total Net Minimum Lease Payments                 $25,475
  Less Amounts Representing Interest                 1,508
                                                   -------
  Present Value of Net Minimum Lease Payments       23,967
                                                   =======

I.   RELATED PARTY TRANSACTIONS

The Company retained the services of a member of its board of directors to provide engineering and management consulting services to the Company. In 1997, the Company paid $1,000 for these services. In 1996, the Company issued 30,750 shares of Common Stock and $2,619 of cash in payment for $17,994 for services rendered. In 1995, the Company paid $15,000 for such services.

In addition, in 1997, the Company paid $1,400 to the director for office rent expenses.

The Company retained the services of another member of its board of directors to provide operations management and technical consulting services. In 1997, he received $5,000 for services. In 1996, this director was issued 23,760 shares of Common Stock in payment of $11,880 for services rendered. In 1995 this director received $8,400 for such services.

As of December 31, 1997 and 1996, accounts payable owed to these two related parties amounted to $18,874 and $19,160 respectively.

In 1997 and 1996, the Company had revenues of $1,223,305 and $30,409, respectively from Mobile Broadcasting Corporation (MBC), 25% of whose outstanding capital stock was owned by the Company as of December 31, 1996. In 1997, Mikros share was diluted to 18%. Since there is no market for MBC's common stock and MBC has incurred a net loss in each of the years ended December 31, 1997 and 1996, no asset has been recorded. Included in Accounts Receivable as of December 31, 1997 and 1996, were $90,221 and $122,049 due from MBC which was subsequently fully paid.

Certain  directors and officers  participated in the "1996  Financing" (see Note
B). As a result, the Company issued a total of $131,250 in promissory notes payable to those directors and officers.

In addition, in 1996 a director loaned $10,000 to the Company. The note bears interest at 14% per annum. Principal was to be repaid in four quarterly installments beginning September 30, 1997. In 1995, other directors loaned a total of $30,000 to the Company on identical terms. As of December 31, 1997, no principal repayments have been made and the interest is in arrears for the December interest payments.

J.   SERIES B CONVERTIBLE PREFERRED STOCK

The Series B Preferred Stock, together with the Series C Preferred Stock, was issued in 1988 in order to satisfy notes payable and other trade accounts payable pursuant to a debt restructuring. Each share of Series B Preferred Stock is convertible into three shares of the Company's common stock at a price of $.33 per share of common stock to be received upon conversion and entitles the holder thereof to cast three votes on all matters to be voted on by the Company's Shareholders. Upon any liquidation, dissolution, or winding up of the Company, each holder of Series B Preferred Stock will be entitled to be paid, after all distributions of payments are made upon the Series C Preferred Stock and before any payment is made upon the Company's Convertible Preferred Stock, an amount in cash equal to $1.00 for each share of Series B Preferred Stock held, and such holders will not be entitled to any further payment.

K.   MANDATORILY REDEEMABLE SERIES C PREFERRED STOCK

The Series C Preferred Stock, together with the Series B Preferred Stock, was issued in 1988 in order to satisfy notes payable and other trade accounts payable pursuant to a debt restructuring. The Series C Preferred Stock is not convertible into any other class of the Company's stock and is subject to redemption at the Company's option at any time and redemption is mandatory if certain events occur, such as capital reorganizations, consolidations, mergers, or sale of all or substantially all of the Company's assets. Upon any liquidation, dissolution or winding up of the Company, each holder of Series C Preferred Stock will be entitled to be paid, before any distribution or payment is made upon any other class of stock of the Company, an amount in cash equal to the redemption price for each share of Series C Preferred Stock held by such holder, and the holders of Series C Preferred Stock will not be entitled to any further payment. The redemption price per share is $16.09.

L.   SERIES D PREFERRED STOCK

The Series D Preferred Stock was issued in 1993 in order to partially satisfy notes payable and accrued interest thereon pursuant to a debt restructuring. The Series D Preferred Stock provides for an annual cumulative dividend of $.10 per share. The shares are not convertible into any other class of stock and are subject to redemption at the Company's option at any time at a redemption price of $1.00 per share plus all unpaid cumulative dividends. Upon liquidation, dissolution or winding up of the Corporation, each holder of Series D Preferred Stock will be entitled to be paid, after all distributions or payments are made upon the Corporation's Convertible Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, an amount in cash equal to the Redemption Price for each share of Series D Preferred Stock held by such holder. The holders of Series D Preferred Stock will not be entitled to any further payment.

M.   STOCK OPTIONS AND WARRANTS

In 1992, the Company adopted the Incentive Stock Option Plan, replacing the previous plan. The stock option plan, as amended provides for ten-year options to purchase up to 2,000,000 shares of Common Stock at a price equal to the market price of the shares on date of grant, exercisable at the cumulative rate of 25% per annum.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion 25 and related interpretations in accounting for its various stock option plans. There was no compensation cost for the three years ended December 31, 1997. Had compensation cost been recognized consistent with the method prescribed by FASB 123, the Company's net loss and loss per share would have been changed to the pro forma amounts as follows:

                                   1997           1996           1995
                               -----------    -----------    -----------
Net Loss
               As Reported      ($604,550)    ($1,447,641)    ($647,673)
                                ==========     ==========    ===========

               Proforma         ($667,000)    ($1,485,794)    ($656,470)
                                ==========     ===========   ===========
Basic loss per share

               As Reported         ($0.05)         ($0.18)        ($.10)
                                   =======         =======       =======
               Proforma            ($0.05)         ($0.19)        ($.10)
                                   =======         =======       =======

The fair value of the Company's stock options used to compute proforma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:


     ASSUMPTION                 1997              1996             1995
                            -----------       ----------        ---------
     Dividend yield                0%              0%                0%
     Risk free interest rate    6.48%           6.48%             5.98%
     Expected life             5 years         5 years           5 years
     Expected volatility         235%            235%              289%

The per share weighted-average value of stock options issued by the Company during 1997, 1996 and 1995 was $0.2879 and $0.1873 on the date of grant. Accordingly, the stock option values presented herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Proforma net loss reflects only options granted in 1996 and 1995. Options which were granted in 1997 were subsequently forfeited. Therefore, the full impact of calculating compensation cost for stock options issued in 1997 under SFAS No. 123 is not reflected in the proforma net loss amounts presented above because compensation cost is not material. Compensation cost for options granted prior to January 1, 1995 is not considered.

Option activity under the Company's Plan is summarized below:


                                Weighted            Weighted            Weighted
                                Average             Average             Average
                                Exercise            Exercise            Exercise
Common Stock Options:   1997     Price      1996     Price       1995    Price
                      --------- --------  ---------  --------  -------- --------
Options outstanding   1,112,500  $0.273   1,087,500  $0.0605    997,500  $0.0605
  beginning of year
Granted                 250,000   0.26      485,500   0.1875    417,500   0.1875
Exercised              (135,000)  0.1065   (162,500)  0.0625   (200,000)  0.0625
Cancelled              (107,500)  0.2892   (297,500)  0.0529   (127,500)  0.0529
                      ---------           ---------           ---------
Options outstanding,  1,120,000   0.2879  1,112,500   0.273   1,087,500   0.1101
 end of year          =========           =========           =========

Options exercisable,    410,000   0.1504    333,750   0.1056    544,375   0.0469
 end of year          =========           =========           =========

The  following   summarizes   information  about  the  Company's  stock  options
outstanding at December 31, 1997:


                                 Options Outstanding                        Options Exercisable
                      ----------------------------------------------    ---------------------------
        Range of        Number       Weighted Avg.       Weighted         Number        Weighted
        Exercise      Outstanding      Remaining       Avg. Exercise    Exercisable   Avg. Exercise
         Prices       at 12/31/97   Contractual Life       Price        as 12/31/97      Price
        --------      -----------   ----------------   -------------    -----------  --------------
     $0.025 - 0.0625    117,500         4.9 years          $0.059         117,500    $0.059
     $0.125 - 0.1875    387,500         7.3 years          $0.175         201,250    $0.1657
     $0.26              250,000         9.7 years          $0.26             -          -
     $0.50              365,000         8.5 years          $0.50           91,250    $0.50


                                       As of December 31,
Common Stock  Warrants:         1997         1996          1995
                              -------      -------       -------
Warrants Outstanding at
 beginning of year          7,138,166       437,500       187,500
Granted                       175,000     9,066,500       250,000
Exercised                    (712,500)   (2,365,834)           -
Expired or Terminated               -            -             -
                            ----------    ---------     ---------
Warrants outstanding and
 exercisable, end of year   6,600,666     7,138,166       437,500
                            ==========    =========     =========

Exercise price per warrant   $0.001,       $0.001 &         $0.10
                             $0.01 &       $0.01
                             $0.26

                                    As of December 31,
Series C Preferred
Stock Warrants                1997          1996          1995
                            --------      --------      --------
Warrants Outstanding,
 at beginning of year         97,500        97,500        97,500
Granted                            -             -             -
Exercised                          -             -             -
Expired or Terminated              -             -             -
                             -------      --------      --------
Warrants outstanding and
 exercisable, end of year     97,500        97,500        97,500
                             =======      ========      ========

Exercise price per warrant     $1.00         $1.00         $1.00
                             =======      ========      ========

N.   1988 RESTRICTED STOCK AWARD PLAN

On September 29, 1988, the Company's Board of Directors awarded 2,035,000 shares of Common Stock under the 1988 Restricted Stock Agreement to the Company's employees in consideration of services rendered to the Company. Under the terms of the Agreement, the recipient shall have all of the rights of a Shareholder with respect to all shares issued to the recipient, or until such time said shares can be and are disposed of by the recipient or the Company exercises its right to acquire any of said shares. All shares issued were vested as of September 30, 1991.

O.   COMMITMENTS AND CONTINGENCIES

The Company had a lease for its principal offices and research facilities in Princeton, New Jersey. The lease for the facilities expired in March, 1998. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $149,919, $187,166, and $164,610 respectively. The rent expense for 1995 and 1996 included offices in Connecticut and Washington, D.C. Subsequently the Company rented office space in Princeton.

The Company entered into an agreement in 1998 to sell its defense contracts to General Atronics Corporation. As yet, the US Government has not novated contract # N00600-C-96-3063 to GAC. The Company anticipates the novation will be completed shortly and will not negatively impact its agreement with GAC. At this time, however, no determination can be made as to the impact on the transaction, and its resulting gain, should the novation continue to be delayed indefinitely (see Note S).

P.   PROFIT SHARING PLAN

The Company maintains a 401(K) Profit Sharing Plan. For those employees who meet the eligibility requirements of being 21 years of age and have completed one full year of service, the Company matched employee contributions to the plan up to a limit of one and one-half percent (1.5%) of annual compensation. The payment of the Company matching contribution has been suspended since August,1995, and the unpaid amounts are included in accrued expenses as of December 31, 1997 and 1996,respectively.

The  Company   recorded   expense  for  matching   contributions  of  $8,906  in
1997,$14,944 in 1996, and $20,246 in 1995.

The Company also provides for a 401(K) profit sharing contribution which is at the discretion of the Board of Directors.

Q.   CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits at one financial institution. Historically no credit related losses have been experienced.

R.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the financial statements for cash, loans and notes payable approximate the respective fair values due to the short maturities of those instruments.

                       December 31, 1997               December 31, 1996
                    ----------------------          ------------------------
                    Carrying                        Carrying
                    Amount      Fair Value          Amount     Fair Value

Assets
 Cash                $  85,592  $   85,592          $395,120  $ 395,120
 Unbilled receivables    3,837  See Note (A) Below    52,612  See Note (A) Below
Liabilities
  Notes payable -    1,003,271   1,003,271            47,573     47,573
     Current
  Long-term debt           716  See Note (A) Below   984,017  See Note (A) Below
  Mandatorily redeemable
    preferred stock     80,450  See Note (A) Below    80,450  See Note (A) Below


     (A) It is not practicable to estimate the fair value of unbilled receivables, long-term debt and mandatorily redeemable preferred stock because of the inability to estimate fair value without incurring excessive costs.

S.   SUBSEQUENT EVENTS

Effective, April 10, 1998, the Company sold substantially all of the tangible and intangible assets related to its defense contracts. The sales agreement provided for a sales price of $1,000,000 in engineering services to be performed by the purchaser for the Company in the future, and $600,000 in cash. The Company will also receive a royalty of 2% of the total sales of all Link 11 Data Terminal sets for a period of four years. In connection with the sale of the defense contracts, the Company entered into a non-compete agreement with the purchaser for a period of 5 years. The purchaser is not assuming the liabilities of the Company, except the Company warranty obligation under contract N00600-96-C-3063.

A net gain on the sale estimated at $1,500,000 will be recognized upon the completion of the sale. Results of operations for 1997 included net sales of $2,945,000 from defense contracts.

Officers and Directors

Officers

Thomas J. Meaney
President and Chairman of the Board

Patricia A. Bird
Secretary of the Corporation and Treasurer

Directors

Joseph R. Burns
Executive Vice President
Ocean Power Technologies, Inc.
West Trenton, New Jersey 08628

F. Joseph Loeper
Majority Leader Senate of Pennsylvania (R-26)
Drexel Hill, PA 19026

Thomas C. Lynch
Senior Vice President
Safeguard Scientifics, Inc.
Wayne, PA 19087

Thomas J. Meaney
President and Chairman of the Board

Wayne E. Meyer
President
W.E. Meyer Corporation
Arlington, VA 22202

Frederick C. Tecce
Of Counsel to Klett Lieber Rooney & Schorling
Philadelphia, PA 19103-6901

John B. Torkelsen
President
Princeton Venture Research, Inc.
Princeton, New Jersey 08540

STOCK LISTING

The Common Stock of the Corporation is traded over-the-counter on the NASD Bulletin Board - Symbol - MKRS

FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, may be obtained by contacting the Secretary of the Corporation, Mikros Systems Corporation, 707 Alexander Road, Building Two, Suite 208, Princeton, New Jersey 08540

TRANSFER AGENT

Continental Stock Transfer & Trust Co., 2 Broadway, New York, New York 10004

LEGAL COUNSEL

Buchanan Ingersoll, 500 College Road East, Princeton, New Jersey 08540

AUDITORS

Druker, Rahl and Fein, 200 Canal Pointe Boulevard, Princeton, New Jersey 08540





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